Exhibit 99.3



KANZHUN LIMITED
看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2076)
(Nasdaq Stock Ticker: BZ)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

The board (the "**Board**") of directors (the "**Directors**") of KANZHUN LIMITED (the "**Company**", together with its subsidiaries and consolidated affiliated entities, the "**Group**") is pleased to announce the unaudited annual consolidated results of the Group for the year ended December 31, 2023 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2022. These annual results have been prepared under generally accepted accounting principles in the United States ("**U.S. GAAP**") and reviewed by the audit committee (the "**Audit Committee**") of the Board.

In this announcement, "we", "us" and "our" refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2022	**2023**	Change (%)
	(RMB in thousands, except percentages)		
Revenues	4,511,062	**5,952,028**	31.9%
(Loss)/Income from operations	(129,519)	**580,971**	N/A
Income before income tax expenses	116,996	**1,221,789**	944.3%
Net income	107,245	**1,099,218**	925.0%
Adjusted net income (non-GAAP financial measure)	799,449	**2,156,185**	169.7%

NON-GAAP FINANCIAL MEASURE

In addition to net income, we also use adjusted net income (non-GAAP financial measure) to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and the Board does.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the year ended December 31,	
	2022	**2023**
	(RMB in thousands)	
Net income	107,245	**1,099,218**
Add: Share-based compensation expenses	692,204	**1,056,967**
Adjusted net income (non-GAAP financial measure)	799,449	**2,156,185**

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2023, we resumed our strong user growth with further penetration into various user groups. Our average monthly active users ("**MAU**")[1] for the year ended December 31, 2023 were 42.3 million, representing an increase of 47.4% from 28.7 million for the year ended December 31, 2022. Our average DAU[2]/MAU for the year ended December 31, 2023 achieved 26.3%, largely consistent with that of 2022 and remained at a high level.

Blue collars, especially user from the urban-service sector, are a highlight of the user growth this year, with a year-on-year growth rate that outperformed all other industries. Growth from lower-tier cities and small and medium sized enterprises are also faster compared to top-tier cities and key accounts[3]. This is the result of our continued efforts in technology investment and innovation, focusing on improving our personalized recommendation algorithm, which enable us to serve customers in different industries, regions, and sizes.

In terms of user and commercial products, according to the feature of user growth this year, we optimized the use procedure for different types of job seekers (e.g blue collars, graduates) and further enhanced their using experience. Meanwhile, we offered more flexible and targeted commercial products to meet the various recruitment demand of enterprise users from different industries and sizes.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman, and Chief Executive Officer of the Company, commented, "In the past year, facing various external challenges, we resumed our strong growth in both user scale and revenues. Our better-than-expected financial performance was primarily driven by strong user growth, particularly penetration into blue-collar industries, lower-tier cities, and small and medium-sized enterprises. This is a testament of our continued investment in technology and in-depth exploration of various user demand, which helped us seize opportunities to further consolidate and enlarge our competitive advantages."

Mr. Phil Yu Zhang, Chief Financial Officer, added, "We are pleased to deliver a solid year of strong financial performance. The full year calculated cash billings and revenues grew by 44.9% and 31.9% year-on-year respectively, contributed by strong user growth, as well as improved paying ratio with our annual paid enterprise customer number reached historical high of 5.2 million. Noteworthy, our adjusted operating margin improved to 27.5% while we still maintained fast user growth which continues to prove the effectiveness of our business model."

---

[1]   MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once.

[2]   DAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once.

[3]   Key accounts refer to paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period.

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

*   ***For enterprise user*** We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

*   ***For job seeker*** We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

Share Repurchase Program

In March 2024, the Board authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

The Launch of Nanbeige

In January 2024, the Company completed the filing of its self-developed Nanbeige Big Model in accordance with the Interim Measures for the Management of Generative Artificial Intelligence Services, which is the first ever large model in the recruitment industry that has been filed in China.

Business Outlook

Looking ahead to 2024, our primary goal is to continue our user growth momentum and further penetration into all industries, regions and different types of enterprises, improving user engagement and consolidate our core competence.

We will enhance the in-depth understanding of customer needs, explore business model based on quality and result, fully leverage our technology capability, and expand the breadth and depth of our service offerings.

We will retain and further enhance the user-friendly ecosystem on our platform through ongoing technology developments. Moreover, we will reinforce our technology infrastructure and refine our recommendation algorithms, utilizing our optimized data analysis and deep learning capabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the year ended December 31,	
	2022	**2023**
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	4,461,282	**5,889,101**
Others	49,780	**62,927**
Total revenues	4,511,062	**5,952,028**
Operating cost and expenses		
Cost of revenues[(1)]	(754,861)	**(1,059,861)**
Sales and marketing expenses[(1)]	(2,000,900)	**(1,991,226)**
Research and development expenses[(1)]	(1,182,716)	**(1,543,568)**
General and administrative expenses[(1)]	(719,699)	**(811,787)**
Total operating cost and expenses	(4,658,176)	**(5,406,442)**
Other operating income, net	17,595	**35,385**
(Loss)/Income from operations	(129,519)	**580,971**
Interest and investment income, net	226,482	**606,757**
Foreign exchange gain	8,627	**1,088**
Other income, net	11,406	**32,973**
Income before income tax expenses	116,996	**1,221,789**
Income tax expenses	(9,751)	**(122,571)**
Net income	107,245	**1,099,218**

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the year ended December 31,	
	2022	**2023**
	(RMB in thousands)	
Cost of revenues	39,587	**46,395**
Sales and marketing expenses	170,366	**262,431**
Research and development expenses	284,323	**418,769**
General and administrative expenses	197,928	**329,372**
Total	692,204	**1,056,967**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 31.9% from RMB4,511.1 million in 2022 to RMB5,952.0 million in 2023. This increase was primarily resulted from the user growth and increased user engagement. In particular, revenues from online recruitment services to enterprise customers were RMB5,889.1 million in 2023, representing an increase of 32.0% from RMB4,461.3 million in 2022. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB62.9 million in 2023, representing an increase of 26.3% from RMB49.8 million in 2022.

Cost of Revenues

Our cost of revenues increased by 40.4% from RMB754.9 million in 2022 to RMB1,059.9 million in 2023, primarily due to increases in server and bandwidth cost and payment processing cost.

Sales and Marketing Expenses

Our sales and marketing expenses were RMB1,991.2 million in 2023, relatively stable with that of RMB2,000.9 million in 2022. The decrease in advertising expenses in 2023, as a result of not having similar marketing campaigns like the FIFA World Cup sponsorship in 2022, was largely offset by an increase in employee-related expenses.

Research and Development Expenses

Our research and development expenses increased by 30.5% from RMB1,182.7 million in 2022 to RMB1,543.6 million in 2023, which was primarily due to increased employee-related expenses as well as increased investments in technology.

General and Administrative Expenses

Our general and administrative expenses increased by 12.8% from RMB719.7 million in 2022 to RMB811.8 million in 2023, which was mainly due to increased share-based compensation expenses, partially offset by decreased professional service fees.

(Loss)/Income from Operations

As a result of the foregoing, we recorded an income from operations of RMB581.0 million in 2023, as compared to a loss from operations of RMB129.5 million in 2022.

Interest and Investment Income

Our interest and investment income increased by 167.9% from RMB226.5 million in 2022 to RMB606.8 million in 2023, primarily attributable to increases in time deposits and investments in financial products in 2023.

Income Tax Expenses

We accrued income tax expenses of RMB122.6 million in 2023, as compared to that of RMB9.8 million in 2022.

Net Income

We recorded net income of RMB1,099.2 million in 2023, as compared to that of RMB107.2 million in 2022.

Liquidity and Capital Resources

During the Reporting Period, we financed our operations primarily through cash generated from operations. As of December 31, 2023, our cash and cash equivalents, time deposits and short-term investments totalled RMB12.9 billion, and net cash generated from operating activities for 2023 was RMB3.0 billion.

Interest-bearing Bank and Other Borrowings

As of December 31, 2023, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of December 31, 2023, the Group had the following fixed rate notes, which are principal guaranteed with fixed return and are akin to traditional bank deposits:

• The subscribed principal of the one-year fixed rate notes issued by Goldman Sachs Finance Corp International Ltd ("**Goldman Sachs**") was US$100.0 million (approximately RMB708.3 million as of December 31, 2023). As of December 31, 2023, its fair value was approximately US$102.1 million (approximately RMB723.3 million), representing approximately 4.0% of total consolidated assets of the Group. The unrealised gain accrued based on the fixed interest rate as agreed was approximately US$3.0 million (approximately RMB21.3 million) during the Reporting Period. The subscribed principal of the two-year fixed rate notes issued by Goldman Sachs was US$70.0 million (approximately RMB495.8 million as of December 31, 2023). As of December 31, 2023, its fair value was approximately US$71.3 million (approximately RMB505.1 million), representing 2.8% of total consolidated assets of the Group. The unrealised gain accrued based on the fixed interest rate as agreed was approximately US$2.0 million (approximately RMB14.6 million) during the Reporting Period. The aggregate fair value of the aforementioned fixed rate notes issued by Goldman Sachs represented approximately 6.8% of total consolidated assets of the Group as of December 31, 2023.

• The subscribed principal of the fixed rate notes issued by UBS AG amounted to US$150.0 million (approximately RMB1,062.4 million as of December 31, 2023). As of December 31, 2023, its fair value was approximately US$147.8 million (approximately RMB1,047.1 million), representing approximately 5.8% of total consolidated assets of the Group. The unrealised gain accrued based on the fixed interest rate as agreed was approximately US$4.8 million (approximately RMB34.1 million) during the Reporting Period.

The subscription of these fixed rate notes forms part of the Group's ordinary course of treasury management activities. The Group considered that these fixed rate notes offer a better yield than fixed deposits generally offered by commercial banks. The Group has developed focused investment strategies, targeting to maximizing return of surplus funds with the top priority of ensuring the safety of the principals invested and without impact on cash needs of ordinary business operation. Meanwhile, the Group diversified its investment portfolio by investing in different financial products among several major financial institutions to limit exposure to concentration risk and improve the performance of the investment portfolio.

Save as disclosed above, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total consolidated assets as of December 31, 2023).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the Reporting Period.

Pledge of Assets

As of December 31, 2023, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of December 31, 2023, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined as interest-bearing borrowings, which include short-term borrowings, current portion of long-term borrowings and long-term borrowings. As of December 31, 2023, the Group's gearing ratio was nil as the Group had no borrowings (as of December 31, 2022: nil).

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in Renminbi ("**RMB**"). The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or American Depositary Shares ("**ADSs**") or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of December 31, 2023.

Capital Commitment

As of December 31, 2023, the Group had capital commitment of approximately RMB225.6 million, which was related to the purchase of servers. The Group had no material capital commitment as of December 31, 2022.

Employees and Remuneration Policies

As of December 31, 2023, the Group had a total of 5,346 employees. The following table sets forth the total number of employees by function as of December 31, 2023:

Function	Number of employees	% of total
Sales and marketing	2,635	49.3%
Research and development	1,395	26.1%
Operations	1,029	19.2%
General administration	287	5.4%
Total	5,346	100.0%

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company (the "**Shareholders**") and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Part 2 of Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Peng Zhao ("**Mr. Zhao**") performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees, and they have confirmed that they have complied with the Code during the Reporting Period.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the compensation committee of the Board, the nomination committee of the Board and the corporate governance committee of the Board, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of these board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Ms. Shangyu Gao, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Shangyu Gao, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited annual results of the Group for the year ended December 31, 2023 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Group and internal control and financial reporting matters with senior management members of the Company. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Group.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report for the year ended December 31, 2023 is still in progress. The figures in respect of the Group's unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2023 as set out in the announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Group's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased a total of 1,765,456 ADSs (representing 3,530,912 Class A ordinary shares of the Company) at an aggregate consideration (before all the relevant expenses) of US$25,987,996.28 on the Nasdaq Global Select Market (the "**Nasdaq**").

Particulars of the repurchase made by the Company during the Reporting Period are as follows:

Trading Month	**Number of Class A ordinary shares repurchased**	**Price per ordinary share Highest price paid** *(US$)*	**Price per ordinary share Lowest price paid** *(US$)*	**Aggregate consideration paid (before all the relevant expenses)** *(US$)*
May 2023	1,442,852	7.185	6.585	9,999,822.98
December 2023	2,088,060	8.065	7.000	15,988,173.30
Total	**3,530,912**			**25,987,996.28**

The Class A ordinary shares repurchased in May 2023 (the "**May 2023 Repurchased Shares**") were cancelled in July 2023. Upon cancellation of the May 2023 Repurchased Shares, Mr. Zhao, the weighted voting rights ("**WVR**") beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or on the Nasdaq during the Reporting Period.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

Dividend

The Board approved a special cash dividend in the amount of US$0.09 per ordinary share, or US$0.18 per ADS on November 14, 2023, which has been paid to the holders of the ordinary shares on December 14, 2023, and to the holders of ADSs on or around December 21, 2023.

The Board did not recommend any final dividend for the year ended December 31, 2023.

Significant Events After the Reporting Period

Save as disclosed in this announcement, no significant events that might affect the Company have occurred since the end of the Reporting Period and up to the date of this announcement.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	For the year ended December 31, 2022	2023
		RMB	RMB
		(in thousands, except for share and per share data)	
Revenues			
Online recruitment services to enterprise customers		4,461,282	**5,889,101**
Others		49,780	**62,927**
Total revenues	3	4,511,062	**5,952,028**
Operating cost and expenses			
Cost of revenues		(754,861)	**(1,059,861)**
Sales and marketing expenses		(2,000,900)	**(1,991,226)**
Research and development expenses		(1,182,716)	**(1,543,568)**
General and administrative expenses		(719,699)	**(811,787)**
Total operating cost and expenses		(4,658,176)	**(5,406,442)**
Other operating income, net		17,595	**35,385**
(Loss)/Income from operations		(129,519)	**580,971**
Interest and investment income, net		226,482	**606,757**
Foreign exchange gain		8,627	**1,088**
Other income, net		11,406	**32,973**
Income before income tax expenses		116,996	**1,221,789**
Income tax expenses	4	(9,751)	**(122,571)**
Net income		107,245	**1,099,218**
Net loss attributable to non-controlling interests		–	**9**
Net income attributable to ordinary shareholders of KANZHUN LIMITED		107,245	**1,099,227**
Weighted average number of ordinary shares used in computing net income per share	5		
– Basic		868,941,151	**870,304,878**
– Diluted		912,141,991	**902,735,995**
Net income per share attributable to ordinary shareholders	5		
– Basic		0.12	**1.26**
– Diluted		0.12	**1.22**
Other comprehensive income, net of tax			
Foreign currency translation adjustments		952,949	**186,976**
Unrealized gains on available-for-sale investments		–	**16,650**
Total other comprehensive income		952,949	**203,626**
Total comprehensive income		1,060,194	**1,302,844**
Comprehensive loss attributable to non-controlling interests		–	**9**
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		1,060,194	**1,302,853**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	
	Notes	2022	2023
		RMB	RMB
		(in thousands)	
ASSETS			
Current assets			
Cash and cash equivalents		9,751,824	**2,472,959**
Time deposits		793,042	**6,922,803**
Short-term investments	6	2,665,047	**3,513,885**
Accounts receivable, net	7	9,862	**16,727**
Amounts due from related parties		5,714	**3,966**
Prepayments and other current assets	8	600,773	**442,697**
Total current assets		13,826,262	**13,373,037**
Non-current assets			
Property, equipment and software, net		691,036	**1,793,488**
Intangible assets, net		10,251	**8,093**
Goodwill		5,690	**5,690**
Right-of-use assets, net		289,628	**282,612**
Long-term investments	6	–	**2,473,128**
Other non-current assets		4,000	**4,000**
Total non-current assets		1,000,605	**4,567,011**
Total assets		14,826,867	**17,940,048**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	9	185,297	**629,216**
Deferred revenue		2,060,892	**2,794,075**
Other payables and accrued liabilities	10	633,482	**779,046**
Operating lease liabilities, current		151,438	**155,014**
Total current liabilities		3,031,109	**4,357,351**
Non-current liabilities			
Operating lease liabilities, non-current		143,591	**125,079**
Deferred tax liabilities		11,404	**28,425**
Total non-current liabilities		154,995	**153,504**
Total liabilities		3,186,104	**4,510,855**
Total shareholders' equity		11,640,763	**13,429,193**
Total liabilities and shareholders' equity		14,826,867	**17,940,048**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,	
	2022	**2023**
	RMB	*RMB*
	(in thousands)	
Net cash provided by operating activities	1,003,042	**3,047,009**
Net cash used in investing activities	(2,816,581)	**(9,938,645)**
Net cash used in financing activities	(669,232)	**(417,022)**
Effect of exchange rate changes on cash and cash equivalents	892,837	**29,793**
Net decrease in cash and cash equivalents	(1,589,934)	**(7,278,865)**
Cash and cash equivalents at beginning of the year	11,341,758	**9,751,824**
Cash and cash equivalents at end of the year	9,751,824	**2,472,959**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Significant accounting policies applied are consistent with those of the consolidated financial statements of the preceding fiscal year.

3. REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the year ended December 31,	
	2022	**2023**
	RMB	***RMB***
	(in thousands)	
Online recruitment services to enterprise customers	4,461,282	**5,889,101**
– Key accounts	1,033,561	**1,261,718**
– Mid-sized accounts	1,774,855	**2,130,881**
– Small-sized accounts	1,652,866	**2,496,502**
Others	49,780	**62,927**
Total	4,511,062	**5,952,028**

For revenues from online recruitment services to enterprise customers, RMB3,331.0 million and RMB4,340.4 million were recognized over time for the years ended December 31, 2022 and 2023, respectively; RMB1,130.2 million and RMB1,548.7 million were recognized at a point in time for the years ended December 31, 2022 and 2023, respectively.

4. **INCOME TAX**

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented.

According to relevant laws and regulations promulgated by the State Taxation Administration ("STA") of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses ("Super R&D Deduction") when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022; and the STA of the PRC further announced in March 2023 that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023. Additionally, HNTEs are entitled to claim 200% of the purchase of equipment and appliances made during the period from October 1, 2022 to December 31, 2022 as tax deductible expenses for the year ended December 31, 2022.

Components of income tax expenses are as follows:

	For the year ended December 31,	
	2022	**2023**
	RMB	***RMB***
	(in thousands)	
Current income tax expenses	427	**108,488**
Deferred income tax expenses	9,324	**14,083**
Total	9,751	**122,571**

5. NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2022 and 2023 is as follows:

	For the year ended December 31,	
	2022	2023
	RMB	*RMB*
	(in thousands, except for share and per share data)	
Numerator		
Net income attributable to ordinary shareholders of KANZHUN LIMITED	107,245	**1,099,227**
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	868,941,151	**870,304,878**
Dilutive effect of share-based awards	43,200,840	**32,431,117**
Weighted average number of ordinary shares used in computing diluted net income per share	912,141,991	**902,735,995**
Net income per share attributable to ordinary shareholders		
– Basic	0.12	**1.26**
– Diluted	0.12	**1.22**

6. INVESTMENTS

	As of December 31,	
	2022	2023
	RMB	*RMB*
	(in thousands)	
Short-term investments		
– Wealth management products	2,665,047	**2,783,212**
– Fixed rate notes[1]	–	**729,348**
– Listed equity securities	–	**1,325**
Total short-term investments	2,665,047	**3,513,885**
Long-term investments		
– Fixed rate notes[1]	–	**1,969,405**
– Wealth management products	–	**354,135**
– Unlisted equity securities[2]	–	**149,588**
Total long-term investments	–	**2,473,128**

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(1) Fixed rate notes are principal-guaranteed with fixed return, which the Group has positive intent and ability to hold to maturity. Accordingly, this investment is classified as held-to-maturity debt securities and measured at amortized cost.

(2) Unlisted equity securities represent investments in preferred shares in a private company, which contain certain substantive preferential rights including redemption at the Group's option upon the occurrence of certain contingent events that are out of the investee's control and liquidation preference over common shareholders. This investment is classified as available-for-sale debt securities and measured at fair value with fair value changes recognized in other comprehensive income/(loss).

7. ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable as of December 31, 2022 and 2023, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31,	
	2022	2023
	RMB	RMB
	(in thousands)	
Within 3 months	8,903	13,505
Between 3 months and 6 months	415	1,526
Between 6 months and 1 year	92	1,244
More than 1 year	452	452
Total	9,862	16,727

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,	
	2022	2023
	RMB	RMB
	(in thousands)	
Receivables from third-party online payment platforms	30,317	96,560
Prepaid advertising expenses and service fee	211,604	95,318
Receivables related to the exercise of share-based awards*	172,452	79,182
Deposits	68,390	63,201
Prepaid income tax	42,380	46,277
Staff loans and advances	33,672	25,744
Others	41,958	36,415
Total	600,773	442,697

---

*   It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

9. ACCOUNTS PAYABLE

	As of December 31,	
	2022	2023
	RMB	RMB
	(in thousands)	
Payables for purchase of property, equipment and software	142,142	561,317
Payables for advertising expenses	32,277	15,369
Others	10,878	52,530
Total	185,297	629,216

An aging analysis of accounts payable as of December 31, 2022 and 2023, based on recognition date, is as follows:

	As of December 31,	
	2022	2023
	RMB	RMB
	(in thousands)	
Within 3 months	163,146	569,550
Between 3 months and 6 months	9,152	48,236
Between 6 months and 1 year	7,667	5,294
More than 1 year	5,332	6,136
Total	185,297	629,216

10. **OTHER PAYABLES AND ACCRUED LIABILITIES**

	As of December 31,	
	2022	2023
	RMB	RMB
	(in thousands)	
Salary, welfare and bonus payable	366,454	457,974
Tax payable	152,598	116,657
Consideration payable for share repurchase	–	113,387
Advance from customers*	58,630	73,196
Others	55,800	17,832
Total	633,482	779,046

* It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

11. **DIVIDEND**

On November 14, 2023, the board of directors of the Company approved a special cash dividend of US$0.09 per ordinary share, or US$0.18 per ADS. The aggregate amount of the special dividend was approximately US$79.2 million, which was fully paid in December 2023. Dividends are recognized when declared.

No dividends had been paid or declared by the Company for the year ended December 31, 2022.

12. **SUBSEQUENT EVENT**

In February 2024, the Group acquired 12,593,243 Series A preferred shares of a private company with a consideration of approximately US$52.7 million. The Series A preferred share is considered in-substance common stock. The Group obtained control of the investee since it holds majority of the investee's equity interest and is entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the respective websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk/) and the Company (https://ir.zhipin.com/). The annual report of the Company for the year ended December 31, 2023 will be made available on the above websites in due course.


By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer


Hong Kong, March 12, 2024

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Shangyu Gao as the independent non-executive Directors.